SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

PHARMA-BIO SERV, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71711N 10 0

(CUSIP Number)

Elizabeth Plaza
Pharma-Bio Serv, Inc.
373 Mendez Vigo, Suite 110
Dorado, Puerto Rico 00646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2006

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth Plaza

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,687,115

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE POWER 1,616,667

	10.	SOLE DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,687,115

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.23%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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ITEM 1. SECURITY AND ISSUER

This statement relates to shares of common stock, par value $0.0001 per share ("common stock") of Pharma-Bio Serv, Inc. a Delaware corporation (the "Company") having its principal executive offices at 373 Mendez Vigo, Suite 110, Dorado, Puerto Rico 00646.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule is being filed by Elizabeth Plaza, the Chief Executive Officer, President and Director of the Company (the "Reporting Person"). The business address for the Reporting Person is c/o Pharma-Bio Serv, Inc, 373 Mendez Vigo, Suite 110, Dorado, Puerto Rico 00646. During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws. The Reporting Person is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 25, 2006, the Company acquired Plaza Consulting Group, Inc. d/b/a Pharma Serv ("Pharma Serv"), from the Reporting Person pursuant to an Agreement and Plan of Reorganization ("Merger Agreement") effective as of January 25, 2006 by and among the Company, Plaza Acquisition Corp., a wholly-owned subsidiary of the Company, Pharma Serv and the Reporting Person, the sole stockholder of Pharma Serv. Pursuant to the Merger Agreement, the Reporting Person received 1,150,000 shares of the Company's common stock and other consideration in exchange for selling Pharma Serv.

On July 9, 2008, the Reporting Person purchased 466,667 Series C warrants issued by the Company from six warrant holders for an aggregate purchase price of $359,333 pursuant to a Purchase Agreement (as defined in Item 4). The Reporting Person exercised the 466,667 warrants on July 9, 2008 at an exercise price of $.7344 per share, with gross proceeds to the Company of $342,720.24. The Reporting Person used her own personal funds for these transactions.

ITEM 4. PURPOSE OF TRANSACTION

In order to assist the Company in obtaining certification ("MBE Certification") as a "minority-controlled company," the Reporting Person agreed to purchase an aggregate of 466,667 warrants from six warrant holders for an aggregate purchase price of $359,333 pursuant to a Securities Purchase Agreement ("Purchase Agreement") dated December 12, 2007, as amended. She also agreed to exercise the 466,667 warrants when the Company obtained the MBE certification.

In conjunction with the MBE Certification, Ms. Plaza received irrevocable proxies to vote an aggregate of 5,070,448 shares of the Company's common stock from Venturetek, LLP, a greater than 5% shareholder, and LDP Family Partnership and Krovim, LLC, two entities affiliated with Dov Perlysky, one of our directors. These proxies are effective until July 1, 2009, unless the MBE Certification expires sooner.

CUSIP No. 71711N 10 0	13D	Page 4 of 7

On January 25, 2006 in connection with the Merger Agreement, Dov Perlysky, the Company's sole director at that time, elected Elizabeth Plaza, Kirk Michel, Irving Wiesen, and Howard Spindel as directors. Mr. Perlysky resigned as President and Elizabeth Plaza was appointed as the CEO of the Company.

In connection with the Merger Agreement, the Company sold 47 units to 42 accredited investors on January 25, 2006, each unit consisting of 25,000 shares of series A preferred stock, warrants to purchase 85,100 shares of common stock at $1.10 per share and warrants to purchase 85,100 shares of common stock at $1.65 per share (collectively, the "Investor Warrants"). On January 26, 2006, the Company filed a certificate of designation setting forth the rights of the holders of the Company's series A preferred stock, which provided that the series A preferred stock would automatically convert into shares of the Company's common stock when the Company filed an amendment to its certificate of incorporation. Furthermore, the Investors Warrants were not exercisable until the Company filed an amendment to its certificate of incorporation increasing its authorized shares of common stock.

On February 27, 2006, the Company's corporate name was changed from Lawrence Consulting Group, Inc. to Pharma-Bio Serv, Inc. with the filing certificate of merger merging the Company's wholly-owned subsidiary, Pharma-Bio Serv, Inc., into the parent entity. On April 25, 2006, the Company filed a restated certificate of incorporation with the Secretary of State of Delaware. The principal changes in the certificate of incorporation were: (a) an increase in the total number of shares of the Company's capital stock to sixty million (60,000,000) shares, of which ten million (10,000,000) shares are designated as Preferred Stock and fifty million (50,000,000) of which are designated as common stock, (b) authorization for the Board of Directors to issue preferred stock in one or more series, and specifying the terms and conditions of such issuance; and (c) a provision that upon the filing of the restated certificate of incorporation, each outstanding share of series A preferred stock was automatically converted into 13.616 shares of common stock, as provided in the certificate of designation creating the series A preferred stock.

Except as otherwise set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction; such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (viii) causing a class of securities of the Company to cease to be quoted on Over the Counter Bulletin Board; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

CUSIP No. 71711N 10 0	13D	Page 5 of 7

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of July 10, 2008, the Reporting Person beneficially owns 6,687,115 shares of common stock, constituting 32.23% of our issued and outstanding common stock (based on 20,751,215 shares issued and outstanding as of July 10, 2008).

(b) The Reporting Person has sole voting power over 6,687,115 shares of the Company's common stock, which includes 1,616,667 shares directly owned by the Reporting Person and 5,070,448 shares in which the Reporting Person has been granted a voting proxy. In connection with the MDE Certification, Venturetek LP, LDP Family Partnership and Krovim, LLC gave the Reporting Person proxies to vote their shares. These proxies expire on July 1, 2009, unless the MBE certification expires sooner. The Reporting Person has sole dispositive power over the 1,616,667 shares of the Company's common stock which are directly held by her.

(c) Except as otherwise disclosed herein, the Reporting Party has not effected any other transactions in the common stock during the past 60 days.

(d) and (e) Not applicable.

ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person holds a voting proxy over 5,070,448 shares of the Company's common stock held by Venturetek LP, LDP Family Partnership and Korvin, LLC. The voting proxy terminates on July 1, 2009, unless the MBE certification expires sooner. Except as set forth in this statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of Company including, but not limited to, transfer of or voting of any of the securities of Company, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over such securities (except that disclosure of standard default and similar provisions contained in loan agreements).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

10.1
Securities Purchase Agreement dated as of December 12, 2007 by and among Elizabeth Plaza and each of the selling warrant holders listed on Exhibit A (incorporated by reference to Exhibit 10.1 in the Company's Form 8-K filed with the SEC on July 11, 2008).

10.2
Amendment dated July 9, 2008 to the Securities Purchase Agreement dated as of December 12, 2007 by and among Elizabeth Plaza and each of the purchasers listed on Exhibit A (incorporated by reference to Exhibit 10.2 in the Company's Form 8-K filed with the SEC on July 11, 2008).

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10.3	Agreement dated December 12, 2007 by and between Elizabeth Plaza and Pharma-Bio Serv, Inc. (incorporated by reference to Exhibit 10.3 in the Company's Form 8-K filed with the SEC on July 11, 2008).

10.4
Amendment dated July 9, 2008 to the Agreement dated December 12, 2007 by and between Elizabeth Plaza and Pharma-Bio Serv, Inc. (incorporated by reference to Exhibit 10.4 in the Company's Form 8-K filed with the SEC on July 11, 2008).

10.5
Form of Irrevocable Proxy dated June 11, 2008 executed by Venturetek LP, Krovim LLC and LDP Family Partnership (incorporated by reference to Exhibit 10.5 in the Company's Form 8-K filed with the SEC on July 11, 2008).

10.6
Agreement and Plan of Reorganization dated October 31, 2005, by and among the Company, Plaza Acquisition Corp., Plaza Consulting Group, Inc. and Elizabeth Plaza (incorporated by reference to Exhibit 2 in the Company's Form 8-K filed with the SEC on November 3, 2005).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2008

/s/ Elizabeth Plaza
Elizabeth Plaza